UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 30096 / June 5, 2012

_____

In the Matter of	:
	:
Van Eck VIP Trust	:
Van Eck Funds	:
Market Vectors ETF Trust	:
Van Eck Associates Corporation	:
	:
335 Madison Avenue, 19th Floor	:
New York, New York 10017	:
	:
(812-13846)	:

_____:

ORDER UNDER SECTION 12(d)(1)(J) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING AN EXEMPTION FROM SECTIONS 12(d)(1)(A) AND (C) OF THE
ACT

Van Eck VIP Trust (f/k/a Van Eck Worldwide Insurance Trust), Van Eck Funds, Market
Vectors ETF Trust, and Van Eck Associates Corporation filed an application on November
16, 2010, and amendments to the application on May 10, 2011, November 18, 2011,
March 15, 2012, and May 7, 2012, requesting an order under section 12(d)(1)(J) of the
Investment Company Act of 1940 (the "Act") granting an exemption from sections
12(d)(1)(A) and (C) of the Act. The order amends a prior order that permits certain
registered open-end management investment companies to acquire shares of other
registered open-end management investment companies and unit investment trusts that are
within and outside the same group of investment companies. The amended order permits
such registered open-end management investment companies to also acquire shares of
registered closed-end investment companies and business development companies as
defined by section 2(a)(48) of the Act that are within and outside the same group of
investment companies.

On May 10, 2012, a notice of the filing of the application was issued (Investment
Company Act Release No. 30063). The notice gave interested persons an opportunity to
request a hearing and stated that an order granting the application would be issued unless a
hearing was ordered. No request for a hearing has been filed, and the Commission has not
ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is consistent with the public interest and the protection of investors.

Accordingly,

IT IS ORDERED, that the relief requested under section 12(d)(1)(J) of the Act from sections 12(d)(1)(A) and (C) of the Act by Van Eck VIP Trust, Van Eck Funds, Market Vectors ETF Trust, and Van Eck Associates Corporation (File No. 812-13846) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary